SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 4)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

WENDY’S/ARBY’S GROUP, INC.

(Name of Subject Company (Issuer))

Trian Partners, L.P.

Trian Partners Master Fund, L.P.

Trian Partners Parallel Fund I, L.P.

Trian Partners Parallel Fund II, L.P.

Trian Partners GP, L.P.

Trian Partners General Partner, LLC

Trian Partners Parallel Fund I General Partner, LLC

Trian Partners Parallel Fund II GP, L.P.

Trian Partners Parallel Fund II General Partner, LLC

Trian Fund Management, L.P.

Trian Fund Management GP, LLC

Nelson Peltz

Peter W. May

Edward P. Garden

(Name of Filing Persons (Purchasers))

CLASS A COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

950587105

(CUSIP Number of Class of Securities)
Brian L. Schorr, Esq.
Chief Legal Officer
Trian Fund Management, L.P.
280 Park Avenue
New York, New York 10017

(212) 451-3000

Copy to:

Dennis J. Block, Esq.

William P. Mills, Esq.

Cadwalader, Wickersham & Taft LLP

One World Financial Center

New York, NY 10281

(212) 504-5555

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee
Transaction Valuation* $166,000,000	Amount of Filing Fee $6,523.80

*Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 40,000,000 shares of the subject company (number of shares sought) by $4.15 (the tender offer price per share).
☒Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:  $6,523.80
Filing Party:  Trian Partners Master Fund, L.P.
Form or Registration Number: Schedule TO-T
Date Filed:  November 6, 2008
☐Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Combined Amendment No. 4 to Schedule TO and Amendment No. 34 to Schedule 13D

This Amendment No. 4 to Schedule TO and Amendment No. 34 to Schedule 13D is being filed on behalf of Trian Partners, L.P., a Delaware limited partnership (“Trian Onshore”), Trian Partners Master Fund, L.P., a Cayman Islands limited partnership (“Trian Master Fund”), Trian Partners Parallel Fund I, L.P., a Delaware limited partnership (“Parallel Fund I”), Trian Partners Parallel Fund II, L.P., a Delaware limited partnership ("Parallel Fund II" and collectively with Trian Onshore, Trian Master Fund and Parallel Fund I, the “Purchaser”), Trian Partners GP, L.P., a Delaware limited partnership (“Trian GP”), Trian Partners General Partner, LLC, a Delaware limited liability company (“Trian GP LLC”), Trian Partners Parallel Fund I General Partner, LLC, a Delaware limited liability company (“Parallel Fund I GP”), Trian Partners Parallel Fund II GP, L.P., a Delaware limited partnership ("Parallel Fund II GP"), Trian Partners Parallel Fund II General Partner, LLC, a Delaware limited liability company ("Parallel Fund II LLC"), Trian Fund Management, L.P., a Delaware limited partnership (“Trian Management”), Trian Fund Management GP, LLC, a Delaware limited liability company (“Trian Management GP”, and together with the foregoing, the “Trian Entities”), Nelson Peltz, a citizen of the United States of America, Peter W. May, a citizen of the United States of America, and Edward P. Garden, a citizen of the United States of America (the Trian Entities and Messrs. Peltz, May and Garden are sometimes hereinafter referred to collectively as the “Filing Persons”), relating to the offer by the Purchaser to purchase up to 40,000,000 shares of Class A Common Stock, par value $0.10 per share,  (the “Shares”), of Wendy’s/Arby’s Group, Inc., a Delaware corporation (“Wendy’s/Arby’s”), at a price of $4.15 per Share, net to the seller in cash, without interest (subject to any required withholding of taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”), dated November 6, 2008, and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO and Amendment No. 30 to Schedule 13D filed by the Filing Persons with the Securities and Exchange Commission on November 6, 2008, as amended by Amendment No. 1 to  Schedule TO and Amendment No. 31 to Schedule 13D, Amendment No. 2 to Schedule TO and Amendment No. 32 to Schedule 13D and Amendment No. 3 to Schedule TO and Amendment No. 33 to Schedule 13D filed by the Filing Persons with the Securities and Exchange Commission on November 26, 2008, December 5, 2008 and December 8, 2008, respectively.

As permitted by General Instruction G to Schedule TO, this Amendment No. 4 to Schedule TO also amends and supplements the Schedule 13D dated October 13, 1992 (the “Original Statement”), as amended and restated by Amendment No. 6 dated May 3, 1993, as amended by Amendment No. 7 dated February 14, 1996, as amended by Amendment No. 8 dated October 13, 1998, as amended by Amendment No. 9 dated March 12, 1999, as amended by Amendment No. 10 dated May 4, 1999, as amended by Amendment No. 11 dated November 12, 2002, as amended by Amendment No. 12 dated April 25, 2003, as amended by Amendment No. 13 dated July 1, 2003, as amended by Amendment No. 14 dated September 24, 2003, as amended by Amendment No. 15 dated December 4, 2003, as amended by Amendment No. 16 dated January 15, 2004, as amended by Amendment No. 17 dated April 20, 2004, as amended by Amendment No. 18 dated June 29, 2004, as amended by Amendment No. 19 dated July 23, 2004, as amended by Amendment No. 20 dated May 23, 2005, as amended by Amendment No. 21 dated January 6, 2006, as amended by Amendment No. 22 dated February 23, 2006, as amended by Amendment No. 23 dated December 26, 2006, as amended by Amendment No. 24 dated April 23, 2008, as amended by Amendment No. 25 dated September 16, 2008, as amended by Amendment No. 26 dated September 22, 2008, as amended by Amendment No. 27 dated September 24, 2008, as amended by Amendment No. 28 dated September 29, 2008, as amended by Amendment No. 29 dated October 8, 2008 (“Amendment 29”), as amended by Amendment No. 30 dated November 6, 2008, as amended by Amendment No. 31 dated November 25, 2008, as amended by Amendment No. 32 dated December 5, 2008 and as amended by Amendment No. 33 dated December 8, 2008 (“Amendment 33”) (the Original Statement, as so amended shall be known as the “Statement”), with respect to the Class A Common Stock, par value $.10 per share, of Triarc Companies, Inc. (“Triarc”) (through September 29, 2008, the date of the closing of the acquisition of Wendy’s described in Item 4) and of the Company (as defined below) for periods commencing on or after September 30, 2008 (the “Class A Common Stock”), and, for periods prior to September 30, 2008, the Class B Common Stock, Series 1, par value $.10 per share, of Triarc (the “Class B Common Stock”), of Wendy’s/Arby’s Group, Inc. (formerly known as Triarc Companies, Inc., a Delaware corporation and successor by merger to Triarc Companies, Inc., an Ohio corporation formerly named DWG Corporation (the “Company”)).  Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

Amendment No. 34 to Schedule 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON NELSON PELTZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5)
	8	SHARED VOTING POWER (See Item 5) 101,055,820 (Class A Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 15,901,989 (Class A Common Stock)
	10	SHARED DISPOSITIVE POWER (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 101,055,820 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.51% (Class A Common Stock)*
14	TYPE OF REPORTING PERSON IN

*      This percentage is calculated based upon 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in Wendy’s/Arby’s Form 10-Q, filed on November 6, 2008.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PETER W. MAY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5)
	8	SHARED VOTING POWER (See Item 5) 100,949,005 (Class A Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 8,220,521 (Class A Common Stock)
	10	SHARED DISPOSITIVE POWER (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 100,949,005 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.49% (Class A Common Stock)*
14	TYPE OF REPORTING PERSON IN

*      This percentage is calculated based upon 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in Wendy’s/Arby’s Form 10-Q, filed on November 6, 2008.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EDWARD P. GARDEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 196,832 (Class A Common Stock)
	8	SHARED VOTING POWER (See Item 5) 76,623,145 (Class A Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 196,832 (Class A Common Stock)
	10	SHARED DISPOSITIVE POWER (See Item 5) 76,623,145 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 76,819,977 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.35% (Class A Common Stock)*
14	TYPE OF REPORTING PERSON IN

*      This percentage is calculated based upon 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in Wendy’s/Arby’s Form 10-Q, filed on November 6, 2008.

1	NAME OF REPORTING PERSON Trian Fund Management, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454182
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 76,623,145 (Class A Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 76,623,145 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 76,623,145 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.31% (Class A Common Stock) *
14	TYPE OF REPORTING PERSON PN

*      This percentage is calculated based upon 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in Wendy’s/Arby’s Form 10-Q, filed on November 6, 2008.

1	NAME OF REPORTING PERSON Trian Fund Management GP, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 76,623,145 (Class A Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 76,623,145 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 76,623,145 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.31% (Class A Common Stock) *
14	TYPE OF REPORTING PERSON OO

*      This percentage is calculated based upon 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in Wendy’s/Arby’s Form 10-Q, filed on November 6, 2008.

1	NAME OF REPORTING PERSON Trian Partners GP, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453775
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 74,277,416 (Class A Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 74,277,416 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 74,277,416 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.81% (Class A Common Stock) *
14	TYPE OF REPORTING PERSON PN

*      This percentage is calculated based upon 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in Wendy’s/Arby’s Form 10-Q, filed on November 6, 2008.

1	NAME OF REPORTING PERSON Trian Partners General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453595
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 74,277,416 (Class A Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 74,277,416 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 74,277,416 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.81% (Class A Common Stock) *
14	TYPE OF REPORTING PERSON OO

*      This percentage is calculated based upon 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in Wendy’s/Arby’s Form 10-Q, filed on November 6, 2008.

1	NAME OF REPORTING PERSON Trian Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453988
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 19,578,427 (Class A Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 19,578,427 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 19,578,427 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.17% (Class A Common Stock) *
14	TYPE OF REPORTING PERSON PN

*      This percentage is calculated based upon 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in Wendy’s/Arby’s Form 10-Q, filed on November 6, 2008.

1	NAME OF REPORTING PERSON Trian Partners Master Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0468601
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 54,673,668 (Class A Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 54,673,668 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 54,673,668 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.64% (Class A Common Stock) *
14	TYPE OF REPORTING PERSON PN

*      This percentage is calculated based upon 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in Wendy’s/Arby’s Form 10-Q, filed on November 6, 2008.

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694154
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 1,919,315 (Class A Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 1,919,315 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 1,919,315 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.41% (Class A Common Stock) *
14	TYPE OF REPORTING PERSON PN

*      This percentage is calculated based upon 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in Wendy’s/Arby’s Form 10-Q, filed on November 6, 2008.

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694293
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 1,919,315 (Class A Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 1,919,315 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 1,919,315 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.41% (Class A Common Stock) *
14	TYPE OF REPORTING PERSON OO

*      This percentage is calculated based upon 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in Wendy’s/Arby’s Form 10-Q, filed on November 6, 2008.

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 87-0763105
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 426,414 (Class A Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 426,414 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 426,414 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.09% (Class A Common Stock) *
14	TYPE OF REPORTING PERSON PN

*      This percentage is calculated based upon 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in Wendy’s/Arby’s Form 10-Q, filed on November 6, 2008.

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund II GP, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 87-0763102
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 426,414 (Class A Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 426,414 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 426,414 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.09% (Class A Common Stock) *
14	TYPE OF REPORTING PERSON PN

*      This percentage is calculated based upon 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in Wendy’s/Arby’s Form 10-Q, filed on November 6, 2008.

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund II General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 87-0763099
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 426,414 (Class A Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 426,414 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 426,414 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.09% (Class A Common Stock) *
14	TYPE OF REPORTING PERSON OO

*      This percentage is calculated based upon 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in Wendy’s/Arby’s Form 10-Q, filed on November 6, 2008.

Item 3.  Source and Amount of Funds or Other Consideration

On December 10, 2008, each of Messrs. Peltz, May and Garden, in their capacities as directors of the Company, received 407 shares of Class A Common Stock from the Company in lieu of meeting attendance fees pursuant to the terms of the Company’s Amended and Restated 2002 Equity Participation Plan.

In connection with the tender offer, Trian Master Fund, Trian Onshore, Parallel Fund I and Parallel Fund II purchased 34,609,615, 13,147,517, 1,342,539 and 295,723 shares of Class A Common Stock, respectively, and the aggregate purchase price of such shares of Class A Common Stock was $204,990,885.  The source of the funding for the purchase of these shares of Class A Common Stock was, existing cash and cash equivalents, in the case of Trian Onshore and Trian Master Fund, and margin borrowings, in the case of  Parallel Fund I and Parallel Fund II.

Item 5.  Interest in Securities of the Issuer

(1)  Part (a) through (c) of Item 5 of the Statement is amended by deleting (i) the eleventh through seventeenth paragraphs thereof and replacing them with the following:

Mr. Peltz directly owns and has the sole power to dispose of and the shared power to vote 15,901,989 shares of Class A Common Stock.  Mr. May directly owns and has the sole power to dispose of and the shared power to vote 8,220,521 shares of Class A Common Stock.  Mr. Garden directly owns and has the sole power to dispose of and vote 196,832 shares of Class A Common Stock.

The Peltz L.P. is the beneficial owner of 70,650 shares of Class A Common Stock.  The general partner of the Peltz L.P. is a limited liability company of which Claudia Peltz, Mr. Peltz's wife, is the sole member.  In addition, Mr. Peltz's minor children are the beneficial owners of 600 shares of Class A Common Stock.  Mr. Peltz may be deemed to beneficially own the shares of Class A Common Stock owned by the Peltz L.P. and his minor children.  Mr. Peltz disclaims beneficial ownership of such shares.

The Peltz Family Foundation is the beneficial owner of 238,915 shares of Class A Common Stock.  Mr. and Mrs. Peltz, one of their adult children and an unrelated person serve as the trustees of the Peltz Family Foundation. Mr. Peltz disclaims beneficial ownership of such shares.

The May Family Foundation is the beneficial owner of 203,350 shares of Class A Common Stock. Mr. and Mrs. May and their two adult children serve as the directors of the May Family Foundation.  Mr. May may be deemed to beneficially own the shares of Class A Common Stock owned by the May Family Foundation.  Mr. May disclaims beneficial ownership of such shares.

Pursuant to the Voting Agreement, Mr. Peltz may also be deemed to share voting power (but has no dispositive power) with respect to 8,220,521 shares of the Class A Common Stock beneficially owned by Mr. May (excluding shares beneficially owned by the May Family Foundation), and Mr. May may also be deemed to share voting power (but has no dispositive power) with respect to 15,901,989 shares of the Class A Common Stock beneficially owned by Mr. Peltz (excluding shares beneficially owned by the Peltz L.P., Mr. Peltz's minor children and the Peltz Family Foundation).  Accordingly, Mr. Peltz may be deemed to beneficially own such shares of Class A Common Stock beneficially owned by Mr. May, and Mr. May may be deemed to beneficially own such shares of Class A Common Stock beneficially owned by Mr. Peltz.

Trian Onshore directly owns 19,578,427 shares of Class A Common Stock, Trian Master Fund directly owns 54,673,668 shares of Class A Common Stock, Parallel Fund I directly owns 1,919,315 shares of Class A Common Stock, Parallel Fund II directly owns 426,414 shares of Class A Common Stock and Trian GP directly owns 25,321 shares of Class A Common Stock,.  Mr. Peltz and Mr. May and Mr. Garden, by virtue of their relationships to Trian Onshore, Trian Master Fund, Parallel Fund I, Parallel Fund II, Trian GP and Trian GP LLC (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own the shares of Class A Common Stock owned by Trian Onshore, Trian Master Fund, Parallel Fund I, Parallel Fund II, Trian GP and Trian GP LLC.  Mr. Peltz, Mr. May and Mr. Garden disclaim beneficial ownership of such shares.

As a result, Mr. Peltz may be deemed to beneficially own an aggregate of 101,055,820 shares of Class A Common Stock (including shares of Class A Common Stock beneficially owned by Mr. May, the Peltz L.P. Mr. Peltz's minor children, the Peltz Family Foundation, Trian Onshore, Trian Master Fund, Trian GP, Parallel Fund I, and Parallel Fund II, but excluding shares beneficially owned by the May Family Foundation), representing approximately 21.51% of the outstanding shares of Class A Common Stock.  In addition, Mr. May may be deemed to beneficially own an aggregate of 100,949,005 shares of Class A Common Stock (including shares of Class A Common Stock beneficially owned by the May Family Foundation, Mr. Peltz, Trian Onshore, Trian Master Fund, Trian GP, Parallel Fund I and Parallel Fund II, but excluding shares beneficially owned by the Peltz L.P., Mr. Peltz's minor children and the Peltz Family Foundation), representing approximately 21.49% of the outstanding shares of Class A Common Stock.  Mr. Garden may be deemed to beneficially own an aggregate of 76,819,977 shares of Class A Common Stock (including shares of Class A Common Stock beneficially owned by Trian Onshore, Trian Master Fund, Parallel Fund I, Parallel Fund II and Trian GP), representing approximately 16.35% of the outstanding shares of Class A Common Stock.

(2)  Item 5 of the Statement is hereby amended and supplemented by deleting Parts (a) and (b) of Item 5 of Amendment 29 and replacing them with the following:

(a)  As of 4:00 p.m., New York City time, on December 11, 2008, the Filing Persons beneficially owned, in the aggregate, 101,456,002 shares of Class A Common Stock, representing approximately 21.60% of the outstanding Class A Common Stock (based upon 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in the Company’s Form 10-Q, filed on November 6, 2008).

(b)  Each of Trian Onshore, Trian Master Fund, Parallel Fund I, Parallel Fund II and Trian GP beneficially and directly owns and has sole voting power and sole dispositive power with regard to 19,578,427, 54,673,668, 1,919,315, 426,414 and 25,321 shares of Class A Common Stock, respectively, in each case except to the extent that other Filing Persons as described in the Statement may be deemed to have shared voting power and shared dispositive power with regard to such shares.

Each of Trian GP, Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian Onshore and Trian Master Fund (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), all of the shares of Class A Common Stock that Trian Onshore and Trian Master Fund directly and beneficially own.  Each of Trian GP, Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such shares for all other purposes.  Each of Parallel Fund I GP, LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Parallel Fund I (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), all of the shares of Class A Common Stock that Parallel Fund I directly and beneficially owns.  Each of Parallel Fund I GP, LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such shares for all other purposes.  Each of Parallel Fund II GP, LLC, Parallel Fund II GP, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Parallel Fund II (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), all of the shares of Class A Common Stock that Parallel Fund II directly and beneficially owns.  Each of Parallel Fund II GP, LLC, Parallel Fund II GP, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such shares for all other purposes.  Each of Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian GP (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), all of the shares of Class A Common Stock that Trian GP directly and beneficially owns.  Each of Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such shares for all other purposes.

(3) Item 5 of the Statement is hereby amended and supplemented by adding the following:

The Filing Persons have engaged in the following transactions with respect to the Class A Common Stock since the filing of Amendment 33:

(i)
on December 10, 2008 each of Messrs. Peltz, May and Garden, in their capacities as directors of the Company, received 407 shares of Class A Common Stock from the Company in lieu of meeting attendance fees, which shares were deemed to be acquired at a price of $3.68 per share in accordance with the terms of the Company’s Amended and Restated 2002 Equity Participation Plan (discussed in Item 3); and

(ii)
in connection with the tender offer, on December 11, 2008, Trian Master Fund, Trian Onshore, Parallel Fund I and Parallel Fund II purchased 34,609,615, 13,147,517, 1,342,539 and 295,723 shares of Class A Common Stock, respectively, in each case a price of $4.15 per share.

Amendment No. 4 to Schedule TO

This Amendment No. 4 to Schedule TO (this “Amendment”), amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 6, 2008 (the “Original Schedule TO”) as amended on November 26, 2008, December 5, 2008 and December 8, 2008 (the Original Schedule TO, as so amended, the “Schedule TO”) by Trian Partners, L.P., Trian Partners Master Fund, L.P., Trian Partners Parallel Fund I, L.P. and Trian Partners Parallel Fund II, L.P. (collectively, the “Purchaser”) relating to the tender offer by Purchaser for up to 40,000,000 shares of common stock, par value $0.10 per share (the “shares”), of Wendy’s/Arby’s Group, Inc., a Delaware corporation (“Wendy’s/Arby’s”), at a price of $4.15 per Share, net to the seller in cash, without interest (subject to any required withholding of taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”), dated November 6, 2008, as amended, and in the related Letter of Transmittal, copies of which are attached to the Original Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Item 4.  Terms of the Transaction.
Item 8.  Interest in the Securities of the Subject Company.
Item 11.  Additional Information.

Items 4, 8 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and the related letter of transmittal, are hereby amended by adding the following at the end thereof:

“On December 11, 2008, Trian Fund Management, L.P. issued a press release, attached hereto as Exhibit (a) (1) (L), announcing the final results of the tender offer as of the expiration date.  The information set forth in such press release is incorporated herein by reference.”

Item 12.  Exhibits.

Item 12 of the Schedule TO, which incorporates by reference information contained in the Offer to Purchase and the related letter of transmittal, is hereby amended and supplemented by adding the following exhibit thereto:

(a)(1)(L) Press Release issued December 11, 2008

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:   December 11, 2008

TRIAN PARTNERS, L.P.

By: Trian Partners GP, L.P., its general partner

By: Trian Partners General Partner, LLC, its general partner

By:/s/ Edward P. Garden

Name: Edward P. Garden

Title: Member

TRIAN PARTNERS MASTER FUND, L.P.

By: Trian Partners GP, L.P., its general partner

By: Trian Partners General Partner, LLC, its general partner

By:/s/ Edward P. Garden

Name: Edward P. Garden

Title: Member

TRIAN PARTNERS PARALLEL FUND I, L.P.

By: Trian Partners Parallel Fund I General Partner LLC, its general partner

By:/s/ Edward P. Garden

Name: Edward P. Garden

Title: Member

TRIAN PARTNERS PARALLEL FUND II, L.P.

By: Trian Partners Parallel Fund II GP, L.P., its general partner

By: Trian Partners Parallel Fund II General Partner, LLC, its general partner

By:/s/ Edward P. Garden

Name: Edward P. Garden

Title: Member

TRIAN PARTNERS GP, L.P.

By: Trian Partners General Partner, LLC, its general partner

By:/s/ Edward P. Garden

Name: Edward P. Garden

Title: Member

TRIAN PARTNERS GENERAL PARTNER, LLC

By:/s/ Edward P. Garden

Name: Edward P. Garden

Title: Member

TRIAN PARTNERS PARALLEL FUND I GENERAL PARTNER, LLC

By:/s/ Edward P. Garden

Name: Edward P. Garden

Title: Member

TRIAN PARTNERS PARALLEL FUND II GP, L.P.

By: Trian Partners Parallel Fund II General Partner, LLC, its general partner

By:/s/ Edward P. Garden

Name: Edward P. Garden

Title: Member

TRIAN PARTNERS PARALLEL FUND II GENERAL PARTNER, LLC

By:/s/ Edward P. Garden

Name: Edward P. Garden

Title: Member

TRIAN FUND MANAGEMENT, L.P.

By: Trian Fund Management GP, LLC, its general partner

By:/s/ Edward P. Garden

Name: Edward P. Garden

Title: Member

TRIAN FUND MANAGEMENT GP, LLC

By:/s/ Edward P. Garden

Name: Edward P. Garden

Title: Member

/s/ Nelson Peltz

Nelson Peltz

/s/ Peter W. May

Peter W. May

/s/ Edward P. Garden

Edward P. Garden

EXHIBIT INDEX

Exhibit	Description

(a)(1)(A)	Offer to Purchase, dated November 6, 2008.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery. *

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

(a)(1)(G)	Press Release issued November 6, 2008. *

(a)(1)(H)	Summary Advertisement. *

(a)(1)(I)	Website established by Information Agent—http://www.innisfreema.com. *

(a)(1)(J)	Press Release issued December 5, 2008*

(a)(1)(K)	Press Release issued December 8, 2008*

(a)(1)(L)	Press Release issued December 11, 2008

(b)	Form of Prime Brokerage Agreement. *

(d)(1)
Third Amended and Restated Credit Agreement, dated as of April 2, 2001, as amended, by and between Nelson Peltz and Claudia Peltz, and Bank of America, N.A., formerly known as NationsBank, N.A., incorporated herein by reference to Exhibit 20 to Schedule 13D/A filed by Mr. Peltz and Mr. May with the Securities and Exchange Commission on February 23, 2006. *

(d)(2)
Credit Agreement, dated as of January 18, 1996, as amended, by and between Peter W. May and Leni May, and NationsBank, N.A., now known as Bank of America, N.A., incorporated herein by reference to Exhibit 20 to Schedule 13D/A filed by Mr. Peltz and Mr. May with the Securities and Exchange Commission on February 23, 2006. *

(d)(3)
Pledge and Security Agreement, dated July 23, 2004, as amended, made by Nelson Peltz, in favor of Bank of America, N.A., incorporated herein by reference to Exhibit 30 to Schedule 13D/A filed by Mr. Peltz and Mr. May with the Securities and Exchange Commission on February 23, 2006. *

(d)(4)
Pledge and Security Agreement, dated April 2, 2003, as amended, made by Peter W. May, in favor of Bank of America, N.A., incorporated herein by reference to Exhibit 31 to Schedule 13D/A filed by Mr. Peltz and Mr. May with the Securities and Exchange Commission on July 23, 2004. *

(d)(5)
Voting Agreement, dated July 23, 2004, by and between Nelson Peltz and Peter W. May, incorporated herein by reference to Exhibit 29 to Schedule 13D/A filed by Mr. Peltz and Mr. May with the Securities and Exchange Commission on July 23, 2004. *

(d)(6)
Agreement, dated November 5, 2008 by and between Wendy’s/Arby’s Group, Inc. and Trian Partners, L.P., Trian Partners Master Fund, L.P., Trian Partners Parallel Fund I, L.P., Trian Partners Parallel Fund II, L.P., Trian Fund Management, L.P., Nelson Peltz, Peter W. May and Edward P. Garden. *

(g)	Not Applicable.

(h)	Not Applicable.

*  Previously Filed